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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                  )*

Global Axcess Corp. (Name of Issuer)
Common (Title of Class of Securities)
0-17874 (CUSIP Number)
Weintraub Dillon PC 12520 High Bluff Drive Suite 260 San Diego, CA 92130-2062 858-259-2529 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 31, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    / /.

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 13 Pages

CUSIP No. 0-17874	13D	Page 2 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
January 31, 2002 Voting Trust

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds*
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
9,458,166 shares

		(8)	Shared Voting Power

		(9)	Sole Dispositive Power
9,458,166 shares

		(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
9,458,166 shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11)
100%

(14)	Type of Reporting Person*
00 (voting trust)

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0-17874	13D	Page 3 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Steven Mortensen

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds*
PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
Nevada

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power

		(8)	Shared Voting Power
1,562,666 shares

		(9)	Sole Dispositive Power

		(10)	Shared Dispositive Power
1,562,666 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,562,666 shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11)
100%

(14)	Type of Reporting Person*
IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0-17874	13D	Page 4 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Michael Dodak

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds*
PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
Florida

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power

		(8)	Shared Voting Power
2,156,000 shares

		(9)	Sole Dispositive Power

		(10)	Shared Dispositive Power
2,156,000 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,156,000 shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11)
100%

(14)	Type of Reporting Person*
IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0-17874	13D	Page 5 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
David Fann

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds*
PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power

		(8)	Shared Voting Power
1,781,750 shares

		(9)	Sole Dispositive Power

		(10)	Shared Dispositive Power
1,781,750 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,781,750 shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11)
100%

(14)	Type of Reporting Person*
IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0-17874	13D	Page 6 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Calmbranch Capital, Inc./Daryl Idler

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds*
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power

		(8)	Shared Voting Power
1,373,750/686,250 shares

		(9)	Sole Dispositive Power

		(10)	Shared Dispositive Power
1,373,750/686,250 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,060,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11)
100%

(14)	Type of Reporting Person*
CO/IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0-17874	13D	Page 7 of 13 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Newcrest Management, Inc./Julie Wray

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds*
WC/PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power

		(8)	Shared Voting Power
1,797,750/100,000 shares

		(9)	Sole Dispositive Power

		(10)	Shared Dispositive Power
1,797,750/100,000 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,897,750

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11)
100%

(14)	Type of Reporting Person*
CO/IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0-17874	13D	Page 8 of 13 Pages

Item 1. Security and Issuer

    Common Stock
    Global Axcess Corp.
    12348 High Bluff Dr., Ste. 200
    San Diego, CA 92130

Item 2. Identity and Background

    January 31, 2002 Voting Trust
    Trustees—Richard Wray, David Fann, Michael Dodak and Daryl Idler
    12348 High Bluff Drive, Ste. 200
    San Diego, CA 92130
    No known criminal convictions and no known civil proceedings.

Item 3. Source and Amount of Funds or Other Consideration

    No purchases were made. Only a Voting Trust was established.

Item 4. Purpose of Transaction

    IFT Financial Group, Inc. was dissolved. IFT's shareholders were distributed their pro-rata share of assets including Global Axcess common stock. These shareholders, plus some additional Global shareholders, formed a Voting Trust.

Item 5. Interest in Securities of the Issuer

    9,458,166 shares of 24,201,338 issued and outstanding

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Voting Trust

Item 7. Material to be Filed as Exhibits

    Voting Trust

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No. 0-17874	13D	Page 9 of 13 Pages

Item 1. Security and Issuer

    Common Stock
    Global Axcess Corp.
    12348 High Bluff Dr., Ste. 200
    San Diego, CA 92130

Item 2. Identity and Background

    Steven Mortensen
    address: 20 Daisy Meadow Terr.
    Henderson, NY 89074
    Occupation: business and financial consultant.
    No known criminal convictions and no known civil proceedings.

Item 3. Source and Amount of Funds or Other Consideration

    No purchases were made. Only a Voting Trust was established.

Item 4. Purpose of Transaction

    IFT Financial Group, Inc. was dissolved. IFT's shareholders were distributed their pro-rata share of assets including Global Axcess common stock. These shareholders, plus some additional Global shareholders, formed a Voting Trust.

Item 5. Interest in Securities of the Issuer

    2,208,750 shares of 24,201,338 issued and outstanding

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Voting Trust

Item 7. Material to be Filed as Exhibits

    Voting Trust

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No. 0-17874	13D	Page 10 of 13 Pages

Item 1. Security and Issuer

    Common Stock
    Global Axcess Corp.
    12348 High Bluff Dr., Ste. 200
    San Diego, CA 92130

Item 2. Identity and Background

    Michael Dodak
    address: 221 Ponte Verde Park Drive
    Ponte Verde Beach, FL 32082
    Occupation: CEO of Global Axcess
    No known criminal convictions and no known civil proceedings.

Item 3. Source and Amount of Funds or Other Consideration

    No purchases were made. Only a Voting Trust was established.

Item 4. Purpose of Transaction

    IFT Financial Group, Inc. was dissolved. IFT's shareholders were distributed their pro-rata share of assets including Global Axcess common stock. These shareholders, plus some additional Global shareholders, formed a Voting Trust.

Item 5. Interest in Securities of the Issuer

    2,156,000 shares of 24,201,338 issued and outstanding

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Voting Trust

Item 7. Material to be Filed as Exhibits

    Voting Trust

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No. 0-17874	13D	Page 11 of 13 Pages

Item 1. Security and Issuer

    Common Stock
    Global Axcess Corp.
    12348 High Bluff Dr., Ste. 200
    San Diego, CA 92130

Item 2. Identity and Background

    David Fann
    address: 12348 High Bluff Drive, Ste. 200
    San Diego, CA 92130
    occupation: President of Global Axcess
    No known criminal convictions and no known civil proceedings.

Item 3. Source and Amount of Funds or Other Consideration

    No purchases were made. Only a Voting Trust was established.

Item 4. Purpose of Transaction

    IFT Financial Group, Inc. was dissolved. IFT's shareholders were distributed their pro-rata share of assets including Global Axcess common stock. These shareholders, plus some additional Global shareholders, formed a Voting Trust.

Item 5. Interest in Securities of the Issuer

    1,781,750 shares of 24,201,338 issued and outstanding

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Voting Trust

Item 7. Material to be Filed as Exhibits

    Voting Trust

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No. 0-17874	13D	Page 12 of 13 Pages

Item 1. Security and Issuer

    Common Stock
    Global Axcess Corp.
    12348 High Bluff Dr., Ste. 200
    San Diego, CA 92130

Item 2. Identity and Background

Cambranch Capital, Inc. 110 West C St., Ste. 1901 San Diego, CA 92101	Daryl Idler 110 West C St., Ste. 1901 San Diego, CA 92101

    business: attorney
    No known criminal convictions and no known civil proceedings.

Item 3. Source and Amount of Funds or Other Consideration

    No purchases were made. Only a Voting Trust was established.

Item 4. Purpose of Transaction

    IFT Financial Group, Inc. was dissolved. IFT's shareholders were distributed their pro-rata share of assets including Global Axcess common stock. These shareholders, plus some additional Global shareholders, formed a Voting Trust.

Item 5. Interest in Securities of the Issuer

    2,060,000 shares of 24,201,338 issued and outstanding

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Voting Trust

Item 7. Material to be Filed as Exhibits

    Voting Trust

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No. 0-17874	13D	Page 13 of 13 Pages

Item 1. Security and Issuer

Common Stock Global Axcess Corp. 12348 High Bluff Drive, Ste. 200 San Diego, CA 92130

Item 2. Identity and Background

Newcrest Management, Inc. 3674 Newcrest Point San Diego, CA 92130	Julie Wray 3674 Newcrest Point San Diego, CA 92130
business: start-up Venture capital	occupation: homemaker
No known criminal convictions and no known civil proceedings.

Item 3. Source and Amount of Funds or Other Consideration

    No purchases were made. Only a Voting Trust was established.

Item 4. Purpose of Transaction

    IFT Financial Group, Inc. was dissolved. IFT's shareholders were distributed their pro-rata share of assets including Global Axcess common stock. These shareholders, plus some additional Global shareholders, formed a Voting Trust.

Item 5. Interest in Securities of the Issuer

    1,897,750 shares of 24,201,338 issued and outstanding

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Voting Trust

Item 7. Material to be Filed as Exhibits

    Voting Trust

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ RICHARD WRAY Richard Wray, Trustee of January 31, 2002 Voting Trust
/s/ DAVID FANN David Fann, Trustee of the January 31, 2002 Voting Trust
/s/ MICHAEL DODAK Michael Dodak, Trustee of the January 31, 2002 Voting Trust
/s/ DARYL IDLER Daryl Idler, Trustee of the January 31, 2002 Voting Trust
/s/ STEVEN MORTENSEN Steven Mortensen, an individual
/s/ MICHAEL DODAK Michael Dodak, an individual
/s/ DAVID FANN David Fann, an individual
/s/ DARYL IDLER Daryl Idler, President Cambranch Capital, Inc.
/s/ DARYL IDLER Daryl Idler, an individual
/s/ JULIE WRAY Julie Wray, President Newcrest Management, Inc.

/s/ JULIE WRAY Julie Wray, an individual

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